Exhibit 99.1
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
Important: If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your shares in Brilliance China Automotive Holdings Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
CONTINUING CONNECTED TRANSACTIONS
AND
PROVISION OF FINANCIAL ASSISTANCE TO/BY
CONNECTED PERSONS
AND RE-ELECTION OF DIRECTOR
Independent Financial Adviser to the Independent Board Committee
Partners Capital International Limited
A letter from the independent board committee of Brilliance China Automotive Holdings Limited is set out on page 26 of this circular.
A letter from Partners Capital International Limited, the independent financial adviser, containing its advice to the independent board committee of Brilliance China Automotive Holdings Limited is set out on pages 27 to 46 of this circular.
A notice convening a special general meeting to be held at Salon II, Level B3, The Ritz Carlton Hong Kong, No. 3 Connaught Road Central, Hong Kong on Friday, 10 February 2006 at 9:00 a.m. is set out on pages 51 to 53 of this circular. Whether or not you are able to attend the special general meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the office of the branch registrar of Brilliance China Automotive Holdings Limited in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the special general meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the special general meeting or any adjourned meeting (as the case may be) should you so wish.

i

DEFINITIONS
     In this circular, unless otherwise defined, terms used herein shall have the following meaning:

“associates”	has the meaning ascribed thereto in the Listing Rules;

“Board”	the board of Directors;

“Bye-Laws”	the bye-laws of the Company from time to time;

“ChenFa”	Shenyang ChenFa Automobile Component Co., Ltd., a wholly foreign owned enterprise established in the PRC on 19 June 2003 and a wholly owned subsidiary of the Company. The principal activities of ChenFa are the development, manufacture and sale of power trains in the PRC;

“Company”	Brilliance China Automotive Holdings Limited, an exempted company incorporated in Bermuda with limited liability, whose securities are listed on the Stock Exchange and the New York Stock Exchange, Inc.;

“connected persons”	has the meaning ascribed thereto in the Listing Rules;

“Continuing Connected Transactions”	the transactions between members of the Group and the connected persons as set out in the paragraph headed “The Continuing Connected Transactions” in the Letter from the Board in this circular;

“Directors”	the directors of the Company;

“Dongxing”	Shenyang Brilliance Dongxing Automotive Component Co., Ltd., a wholly foreign owned enterprise established in the PRC on 17 March 1999 and a wholly owned subsidiary of the Company. The principal activities of Dongxing are the manufacture and trading of automotive components and remodelling minibuses and sedans in the PRC;

“Financial Assistance”	The financial assistance provided to/by the Group by/to connected persons as set out in the paragraph headed “The Financial Assistance” in the Letter from the Board in this circular;

“Group”	the Company and its subsidiaries;

“Independent Board Committee”	the independent committee of Board, comprising Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive Directors, formed to advise the Shareholders as to (i) the terms of the Continuing Connected Transactions and the caps on the relevant Continuing Connected Transactions for the three financial years ending

31 December 2008; and (ii) the Financial Assistance;

“Independent Financial Adviser” or “Partners Capital”	Partners Capital International Limited, a corporation licensed to carry out regulated activities type 1 (dealing in securities) and type 6 (advising on corporate finance) under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), the independent financial adviser appointed for the purpose of advising the Independent Board Committee and the Shareholders as to (i) the terms of the Continuing Connected Transactions and the caps on the relevant Continuing Connected Transactions for the three financial years ending 31 December 2008; and (ii) the Financial Assistance;

“Hong Kong”	The Hong Kong Special Administrative Region of the People’s Republic of China;

“Huachen”	Huachen Automotive Group Holdings Company Limited;

“JinBei”	Shenyang JinBei Automotive Company Limited, a company incorporated in the PRC on 14 May 1984 whose shares are listed on the Shanghai Stock Exchange and holder of the 49% equity interests in Shenyang Automotive;

“JinBei Group”	JinBei and its subsidiaries and associates, other than Shenyang Automotive;

“Latest Practicable Date”	18 January 2006, the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Mr. Qi”	Mr. Qi Yumin, an executive Director, President and Chief Executive Officer of the Company;

“Ningbo Yuming”	Ningbo Yuming Machinery Industrial Co., Ltd., a wholly foreign owned joint venture established in the PRC on 14 August 1993. Ningbo Yuming is currently a wholly foreign owned enterprise in the PRC and a wholly owned subsidiary of the Company. The principal activities of Ningbo Yuming are the manufacture and sale of automotive components in the PRC;

“Ordinary Resolutions”	the ordinary resolutions to be proposed at the Special General Meeting for considering the approval of the Continuing Connected Transactions and the relevant caps on the relevant Continuing Connected Transactions for the three financial years ending 31 December 2008 and the Financial Assistance, an “Ordinary Resolution” shall refer to any one of the ordinary resolutions to be proposed at the Special General Meeting in relation to the Continuing Connected Transactions and the relevant caps on the relevant Continuing Connected Transactions for the three financial years ending 31 December 2008 and the Financial Assistance;

“PRC”	The People’s Republic of China and for the sole purpose of this circular shall exclude Hong Kong, Macau Special Administrative Region and Taiwan;

“RMB”	Renminbi, the lawful currency of the PRC;

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shareholder(s)”	holder(s) of shares of the Company;

“Shares”	shares of US$0.01 each;

“Shenyang Automotive”	Shenyang Brilliance JinBei Automobile Co., Ltd., a sino-foreign equity joint venture established in the PRC on

19 July 1991 and whose equity interests are owned as to 51% by the Company and as to 49% by JinBei. The principal activities of Shenyang Automotive are the manufacture, assembly and sale of minibuses and sedans as well as automotive components in the PRC;

“Shenyang Brilliance Power”	Shenyang Brilliance Power Train Machinery Co., Ltd., an equity joint venture established in the PRC on 13 December 2004 in which the Company has an effective equity interest of 75.01%. The principal activities of Shenyang Brilliance Power are the manufacture and sale of power trains in the PRC;

“Special General Meeting”	the special general meeting of the Company to be held at Salon II, Level B3, The Ritz Carlton Hong Kong, No. 3 Connaught Road Central, Hong Kong on Friday, 10 February 2006 at 9:00 a.m. to consider and, if appropriate, to approve the Ordinary Resolutions and the ordinary resolution for re-election of Mr. Qi as a Director, the notice of which is set out on pages 51 to 53 of this circular, or any adjournment thereof;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“US$”	United States dollars, the lawful currency of the United States of America;

“Waiver”	the waiver from the Stock Exchange from strict compliance with the requirements of the then Chapter 14 of the Listing Rules in respect of the connected transactions as set out in the paragraph headed “The Continuing Connected Transactions — Background of the Continuing Connected Transactions” in the Letter from the Board in this circular; and

“Xing Yuan Dong”	Shenyang XingYuanDong Automobile Component Co., Ltd., a wholly foreign owned enterprise established in the PRC on 12 October 1998 and a wholly owned subsidiary of the Company. The principal activities of Xing Yuan Dong are the manufacture and trading of automotive components in the PRC.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)

Executive Directors:	Registered Office:
Mr. Wu Xiao An	Canon’s Court
(also known as Mr. Ng Siu On) (Chairman)	22 Victoria Street
Mr. Qi Yumin (Chief Executive Officer)	Hamilton HM12
Mr. He Guohua	Bermuda
Mr. Wang Shiping
Mr. Lei Xiaoyang

Non-executive Director:	Head office and
Mr. Wu Yong Cun	principal place of business:
Suites 1602–05
Chater House
8 Connaught Road Central
Hong Kong

Independent non-executive Directors:
Mr. Xu Bingjin
Mr. Song Jian
Mr. Jiang Bo
23 January 2006
To the Shareholders
Dear Sir or Madam,
CONTINUING CONNECTED TRANSACTIONS
AND
PROVISION OF FINANCIAL ASSISTANCE TO/BY
CONNECTED PERSONS
AND RE-ELECTION OF DIRECTOR
INTRODUCTION
     On 16 December 2005, the Board announced that the Waiver in respect of the Continuing Connected Transactions will expire on 31 December 2005. The connected transactions covered by the Waiver are set out in the paragraph headed “The Continuing Connected Transactions — Background of the Continuing Connected Transactions” below.
     It was also announced that the Directors wish to continue to conduct some of the connected transactions covered by the Waiver and to undertake other continuing connected transactions for the period from 1 January 2006 to 31 December 2008, including:
—	purchases of materials and automotive components by each of Shenyang Automotive, Xing Yuan Dong, Dongxing, Ningbo Yuming and ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive);

—	purchases of materials and automotive components by each of ChenFa, Dongxing and Shenyang Brilliance Power from Shenyang Automotive;

—	sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive);

—	sale of materials and automotive components by Xing Yuan Dong to JinBei and its subsidiaries and associates (other than Shenyang Automotive); and

—	sale of materials and automotive components by each of Ningbo Yuming, Dongxing, Xing Yuan Dong, ChenFa and Shenyang Brilliance Power to Shenyang Automotive.
     Particulars of the materials and automotive components to be purchased from/sold to the connected parties are set out in the paragraph headed “The Caps” below.
     Shenyang Automotive and Xing Yuan Dong will provide cross guarantees to each other’s banking facilities in the amount of RMB350 million and Xing Yuan Dong and JinBei will provide cross guarantees to each other’s banking facilities in the amount of RMB385 million for a period of one year commencing from 1 January 2006 to 31 December 2006.
     Each of JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive are connected persons of the Company within the meaning of the Listing Rules. Accordingly, the purchases of materials and automotive components, the sale of automobiles, materials and automotive components and the provision of financial assistance by/to the Group to/by JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive constitute connected transactions under Chapter 14A of the Listing Rules. The Financial Assistance also constitutes a discloseable transaction under Chapter 14 of the Listing Rules.
     An Independent Board Committee has been established to advise the Shareholders as to (i) the terms of the Continuing Connected Transactions and the caps on the relevant Continuing Connected Transactions for the three financial years ending 31 December 2008; and (ii) the Financial Assistance.
     The Company has appointed Partners Capital International Limited as the independent financial adviser to advise the Independent Board Committee and the Shareholders in respect of the Continuing Connected Transactions and the Financial Assistance.
     The purpose of this circular is to set out: (a) the terms of the Continuing Connected Transactions and the Financial Assistance; (b) the recommendation of the Independent Board Committee in respect of the Continuing Connected Transactions and Financial Assistance; (c) the advice of the Independent Financial Adviser to the Independent Board Committee in respect of the Continuing Connected Transactions and the Financial Assistance; and (d) the notice of the Special General Meeting, in respect of the Special General Meeting to be convened at which ordinary resolutions will be proposed to consider, and if thought fit, approving (i) the Continuing Connected Transactions and the caps on the relevant Continuing Connected Transactions for the three financial years ending 31 December 2008; (ii) the Financial Assistance, and all matters contemplated thereunder; and (iii) the re-election of Mr. Qi as a Director.

THE CONTINUING CONNECTED TRANSACTIONS
Background of the Continuing Connected Transactions
     The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. During the course of its business, the Group acquires materials and automotive components from certain connected persons and sells automobiles, materials and automotive components to certain connected persons, on an ongoing basis.
     In 2003, the Company has obtained the Waiver from the Stock Exchange from strict compliance with the requirements of the then Chapter 14 of the Listing Rules in respect of the following transactions for the three financial years ended 31 December 2005:
(1)	purchases of materials and automotive components by each of Shenyang Automotive, Xing Yuan Dong and Dongxing from the JinBei Group;

(2)	purchases of materials and automotive components by Ningbo Yuming from subsidiaries and associates of a third party who is no longer a connected person of the Company within the meaning of Listing Rules (the “Third Party”);

(3)	sale of automobiles and automotive components by Shenyang Automotive to the JinBei Group; and

(4)	sale of automotive components by Dongxing to (Tieling Brilliance Rubber Products Company Limited*).
     The Group will continue with the connected transactions referred to in (1), (3) and (4) above in its ordinary course of business for the three financial years ending 31 December 2008. With the completion of the acquisition of the remaining 49% interest in Ningbo Yuming by the Group in November 2004 (details of the acquisition was disclosed in an announcement made by the Company dated 19 October 2004) and the disposal of the interest of the Third Party in the various subsidiaries and associates which the Group had transactions with to the JinBei Group, the transactions referred to in (2) above will continue in the form of transactions between Ningbo Yuming and the JinBei Group (please refer to Continuing Connected Transactions A.4 below). ChenFa which was established in 2003 to develop, manufacture and sell power trains and Shenyang Brilliance Power which was established in 2004 to manufacture and sell power trains will also enter into transactions with the JinBei Group and Shenyang Automotive in the three financial years ending 31 December 2008 (please refer to Continuing Connected Transactions A.5, B.1, B.3, C.6 and C.7 below).
Requirements of the Listing Rules
     JinBei owns 49% of the equity interests of Shenyang Automotive, a 51% owned subsidiary of the Company. Being a substantial shareholder of a subsidiary of the Company, JinBei is considered as a connected person of the Company under the Listing Rules. The subsidiaries and associates of JinBei are associates of JinBei within the meaning of the Listing Rules and are accordingly considered as connected persons of the Company. Therefore, transactions between members of the Group (including Shenyang Automotive) on one part and JinBei and its subsidiaries and associates (other than Shenyang Automotive) on the other part constitute connected transactions under the Listing Rules.
     Shenyang Automotive is 49% owned by JinBei, a connected person of the Company, and is an associate of a connected person of the Company. Accordingly, Shenyang Automotive is a connected person of the Company under the Listing Rules. Therefore, transactions between members of the Group (other than Shenyang Automotive) on one part and Shenyang Automotive on the other part constitute connected transactions under the Listing Rules.
     Transactions between the Group and each of JinBei and Shenyang Automotive constitute connected transactions under Rule 14A.13(1)(a) of the Listing Rules and should be subject to reporting, announcement and shareholders’ approval requirements as set out in Rule 14A.35 of the Listing Rules. Given that no connected person which is a party to the Continuing Connected Transactions is a Shareholder, all Shareholders are eligible to vote on the Ordinary Resolutions to be proposed at the Special General Meeting in respect of the Continuing Connected Transactions and the relevant caps for the Continuing Connected Transactions for the three financial years ending 31 December 2008.

Continuing Connected Transactions
A.	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)
A.1.	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Vendors	:	JinBei and its subsidiaries and associates (other than Shenyang Automotive), including but not limited to, Jin Ya Drive Shaft Company Limited, Shenyang JinBei Jiangsen Automobile Internal Accessories Company Limited, Shenyang JinBei Automobile Manufacture Company Limited, Tieling Brilliance Rubber Products Company Limited, Shanghai Minth Accessories Company Limited, Ningbo Minth Machines Co. Ltd.

Purchaser	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreement	:	On 16 December 2005, Shenyang Automotive and JinBei entered into a framework agreement in relation to the purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Pricing policy	:	The materials and automotive components are to be provided to Shenyang Automotive by JinBei and its subsidiaries and associates (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by Shenyang Automotive from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
A.2.	Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Vendors	:	JinBei and its subsidiaries and associates (other than Shenyang Automotive), including but not limited to, Shenyang JinBei Jiangsen Automobile Internal Accessories Company Limited for identification purposes only), Jin Ya Drive Shaft Company Limited, Tieling Brilliance Rubber Products Company Limited, Ningbo Minth Machines Co. Ltd.

Purchaser	:	Xing Yuan Dong, a wholly owned subsidiary of the Company

Agreement	:	On 16 December 2005, Xing Yuan Dong and JinBei entered into a framework agreement in relation to the purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Pricing policy	:	The materials and automotive components are to be provided to Xing Yuan Dong by JinBei and its subsidiaries and associates (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by Xing Yuan Dong from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiation
A.3.	Purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Vendors	:	JinBei and its subsidiaries and associates (other than Shenyang Automotive), including but not limited to Shenyang JinBei Jiangsen Automobile Internal Accessories Company Limited, Tieling Brilliance Rubber Products Company Limited, Ningbo Minth Machines Co. Ltd.

Purchaser	:	Dongxing, a wholly owned subsidiary of the Company

Agreement	:	On 16 December 2005, Dongxing and JinBei entered into a framework agreement in relation to the purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Pricing policy	:	The materials and automotive components are to be provided to Dongxing by JinBei and its subsidiaries and associates (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by Dongxing from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
A.4.	Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Vendors	:	JinBei and its subsidiaries and associates (other than Shenyang Automotive), including but not limited to, Shanghai Minth Accessories Company Limited for identification purposes only), Ningbo Minth Machines Co. Ltd.

Purchaser	:	Ningbo Yuming, a wholly owned subsidiary of the Company

Agreement	:	On 16 December 2005, Ningbo Yuming and JinBei entered into a framework agreement in relation to the purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Pricing policy	:	The materials and automotive components are to be provided to Ningbo Yuming by JinBei and its subsidiaries and associates (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by Ningbo Yuming from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

A.5.	Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Vendors	:	JinBei and its subsidiaries and associates (other than Shenyang Automotive), including but not limited to, Shenyang JinBei Jiangsen Automobile Internal Accessories Company Limited, Jin Ya Drive Shaft Company Limited, Tieling Brilliance Rubber Products Company Limited

Purchaser	:	ChenFa, a wholly owned subsidiary of the Company

Agreement	:	On 16 December 2005, ChenFa and JinBei entered into a framework agreement in relation to the purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Pricing policy	:	The materials and automotive components are to be provided to ChenFa by JinBei and its subsidiaries and associates (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by ChenFa from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
B.	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive
B.1.	Purchases of materials and automotive components by ChenFa from Shenyang Automotive

Vendor	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Purchaser	:	ChenFa, a wholly owned subsidiary of the Company

Agreement	:	On 16 December 2005, Shenyang Automotive and ChenFa entered into a framework agreement in relation to the purchases of materials and automotive components by ChenFa from Shenyang Automotive

Pricing policy	:	The materials and automotive components are to be provided to ChenFa by Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by ChenFa from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

B.2.	Purchases of materials and automotive components by Dongxing from Shenyang Automotive

Vendor	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Purchaser	:	Dongxing, a wholly owned subsidiary of the Company

Agreement	:	On 16 December 2005, Shenyang Automotive and Dongxing entered into a framework agreement in relation to the purchases of materials and automotive components by Dongxing from Shenyang Automotive

Pricing policy	:	The materials and automotive components are to be provided to Dongxing by Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by Dongxing from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
B.3.	Purchases of materials and automotive components by Shenyang Brilliance Power from Shenyang Automotive

Vendor	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Purchaser	:	Shenyang Brilliance Power, a 75.01% owned subsidiary of the Company

Agreement	:	On 16 December 2005, Shenyang Automotive and Shenyang Brilliance Power entered into a framework agreement in relation to the purchases of materials and automotive components by Shenyang Brilliance Power from Shenyang Automotive

Pricing policy	:	The materials and automotive components are to be provided to Shenyang Brilliance Power by Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by Shenyang Brilliance Power from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
C.	Sale of automobiles, materials and automotive components by members of the Group to connected persons
C.1.	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Vendor	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Purchasers	:	JinBei and its subsidiaries and associates (other than Shenyang Automotive), including but not limited to, Shenyang JinBei Automobile Manufacture Company Limited for identification purposes only ,Shenyang JinBei Jiangsen Automobile Internal Accessories Company Limited, Tieling Brilliance Rubber Products Company Limited

Agreement	:	On 16 December 2005, Shenyang Automotive and JinBei entered

into a framework agreement in relation to the sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Pricing policy	:	The automobiles and automotive components are to be provided to JinBei and its subsidiaries and associates (other than Shenyang Automotive) by Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by Shenyang Automotive from independent third parties for sale of automobiles and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
C.2.	Sale of materials and automotive components by Xing Yuan Dong to JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Vendor	:	Xing Yuan Dong, a wholly owned subsidiary of the Company

Purchasers	:	JinBei and its subsidiaries and associates (other than Shenyang Automotive), including but not limited to, Ningbo Minth Machines Co. Ltd. for identification purposes only

Agreement:	:	On 16 December 2005, Xing Yuan Dong and JinBei entered into a framework agreement in relation to the sale of materials and automotive components by Xing Yuan Dong to JinBei and its subsidiaries and associates (other than Shenyang Automotive)

Pricing policy	:	The materials and automotive components are to be provided to JinBei and its subsidiaries and associates (other than Shenyang Automotive) by Xing Yuan Dong on terms which are no less favourable than the terms which can be obtained by Xing Yuan Dong from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
C.3.	Sale of materials and automotive components by Ningbo Yuming to Shenyang Automotive

Vendor	:	Ningbo Yuming, a wholly owned subsidiary of the Company

Purchaser	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreement:	:	On 16 December 2005, Ningbo Yuming and Shenyang Automotive entered into a framework agreement in relation to the sale of materials and automotive components by Ningbo Yuming to Shenyang Automotive

Pricing policy	:	The materials and automotive components are to be provided to Shenyang Automotive by Ningbo Yuming on terms which are no less favourable than the terms which can be obtained by Ningbo Yuming from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

C.4.	Sale of materials and automotive components by Dongxing to Shenyang Automotive

Vendor	:	Dongxing, a wholly owned subsidiary of the Company

Purchaser	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreement:	:	On 16 December 2005, Dongxing and Shenyang Automotive entered into a framework agreement in relation to the sale of materials and automotive components by Dongxing to Shenyang Automotive

Pricing policy	:	The materials and automotive components are to be provided to Shenyang Automotive by Dongxing on terms which are no less favourable than the terms which can be obtained by Dongxing from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
C.5.	Sale of materials and automotive components by Xing Yuan Dong to Shenyang Automotive

Vendor	:	Xing Yuan Dong, a wholly owned subsidiary of the Company

Purchaser	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreement:	:	On 16 December 2005, Xing Yuan Dong and Shenyang Automotive entered into a framework agreement in relation to the sale of materials and automotive components by Xing Yuan Dong to Shenyang Automotive

Pricing policy	:	The materials and automotive components are to be provided to Shenyang Automotive by Xing Yuan Dong on terms which are no less favourable than the terms which can be obtained by Xing Yuan Dong from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

C.6.	Sale of materials and automotive components by ChenFa to Shenyang Automotive

Vendor	:	ChenFa, a wholly owned subsidiary of the Company

Purchaser	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreement:	:	On 16 December 2005, ChenFa and Shenyang Automotive entered into a framework agreement in relation to the sale of materials and automotive components by ChenFa to Shenyang Automotive

Pricing policy	:	The materials and automotive components are to be provided to Shenyang Automotive by ChenFa on terms which are no less favourable than the terms which can be obtained by ChenFa from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations
C.7.	Sale of materials and automotive components by Shenyang Brilliance Power to Shenyang Automotive

Vendor	:	Shenyang Brilliance Power, a 75.01% owned subsidiary of the Company

Purchaser	:	Shenyang Automotive, a 51% owned subsidiary of the Company

Agreement:	:	On 16 December 2005, Shenyang Brilliance Power and Shenyang Automotive entered into a framework agreement in relation to the sale of materials and automotive components by Shenyang Brilliance Power to Shenyang Automotive

Pricing policy	:	The materials and automotive components are to be provided to Shenyang Automotive by Shenyang Brilliance Power on terms which are no less favourable than the terms which can be obtained by Shenyang Brilliance Power from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations

THE CAPS
Historical figures
     The historical figures set out in the table below comprises monetary value of the Continuing Connected Transactions for the three financial years ended 31 December 2004 and the six months ended 30 June 2005. The Waiver covered the three financial years ended 31 December 2005. Given the proximity of the year end of 2005 and the date of this circular, historical figures for the six months ended 30 June 2005 are set out herein. Although the Continuing Connected Transactions for the year ended 31 December 2002 was not covered by the Waiver, the historical figures for 2002 are set out herein to provide Shareholders with information on the monetary value of the Continuing Connected Transactions for three whole financial years.

Historical
figures in
RMB for the
			Historical figures in RMB			six months
			for the financial years ended			ended
		Major type of	31 December			30 June
Continuing Connected Transaction		products	2002	2003	2004	2005
A.	Purchases of materials and
automotive components by members of
the Group (including Shenyang
Automotive) from JinBei and its
subsidiaries and associates (other
than Shenyang Automotive)

1.	Purchases of materials and	Seats, steering
	automotive components by Shenyang	systems, fuel pumps
	Automotive from JinBei and its	and driving shafts
subsidiaries and associates (other
	than Shenyang Automotive)		154,029,308	327,980,732	232,977,626	85,465,941

2.	Purchases of materials and	Axles, torsion
	automotive components by Xing Yuan	bars, gear boxes,
	Dong from JinBei and its	seats and rubber
	subsidiaries and associates (other	products
	than Shenyang Automotive)		81,201,548	140,213,262	67,306,264	72,275,128

3.	Purchases of materials and	Rubber products
automotive components by Dongxing
from JinBei and its subsidiaries
and associates (other than Shenyang
	Automotive)		1,323,875	2,503,835	2,204,383	401,685

4.	Purchases of materials and	Inside cutting,
	automotive components by Ningbo	outside cutting and
	Yuming from JinBei and its	moulding
subsidiaries and associates (other
	than Shenyang Automotive)		4,773,922	14,336,246	9,782,106	1,330,708

5.	Purchases of materials and	Driving shafts
automotive components by ChenFa
from JinBei and its subsidiaries
and associates (other than Shenyang
	Automotive)		Nil	Nil	23,048,633	231,722

Historical
figures in
RMB for the
			Historical figures in RMB			six months
			for the financial years ended			ended
		Major type of	31 December			30 June
Continuing Connected Transaction		products	2002	2003	2004	2005
B.	Purchases of materials and
automotive components by
members of the Group (other
than Shenyang Automotive) from
Shenyang Automotive

1.	Purchases of materials and	Gear boxes
automotive components by ChenFa
	from Shenyang Automotive		Nil	Nil	31,487,841	9,658,250

2.	Purchases of materials and	Component parts for
	automotive components by	rear axles and
	Dongxing from Shenyang	steel panels
	Automotive		Nil	25,136.50	6,557,520.29	3,843,538.25

3.	Purchases of materials and
automotive components by
Shenyang Brilliance Power from
	Shenyang Automotive	Nil	Nil	Nil	Nil	Nil

C.	Sale of automobiles,
materials and automotive
components by members of the
Group to connected persons

1.	Sale of automobiles and	Press parts
automotive components by
Shenyang Automotive to JinBei
and its subsidiaries and
associates (other than Shenyang
	Automotive)		5,633,042	84,027,293	28,863,715	17,235,004

2.	Sale of materials and	Engines, gear
	automotive components by Xing	boxes
	Yuan Dong to JinBei and its	and seats
subsidiaries and associates
(other than Shenyang
	Automotive)		Nil	17,978	Nil	Nil

3.	Sale of materials and	Side windows, floor
	automotive components by Ningbo	depression bars and
	Yuming to Shenyang Automotive	moulding	289,341,374	186,742,791	143,984,688	103,731,457

4.	Sale of materials and	Rear axles, press
	automotive components by	parts, welding
	Dongxing to Shenyang Automotive	parts, paints and
special vehicle
		modification	164,432,496	171,458,295	124,200,720	61,669,648

Historical
figures in
RMB for the
			Historical figures in RMB			six months
			for the financial years ended			ended
		Major type of	31 December			30 June
Continuing Connected Transaction		products	2002	2003	2004	2005
5.	Sale of materials and	Power trains,
	automotive components by Xing	driving axle
	Yuan Dong to Shenyang	assembly, rear
	Automotive	heaters and water
		tank assembly	5,611,925,786	4,857,261,365	2,626,065,816	747,636,004

6.	Sale of materials and	Power trains
automotive components by ChenFa
	to Shenyang Automotive		Nil	Nil	370,922,166	132,826,600

7.	Sale of materials and	Nil
automotive components by
Shenyang Brilliance Power to
	Shenyang Automotive		Nil	Nil	Nil	Nil

Proposed annual caps
     The proposed caps for the Continuing Connected Transactions set out in the table below are prepared on the basis of the historical trend set out in the table under the sub-paragraph headed “Historical figures” above and the factors set out in the sub-paragraph headed “Basis of the caps” below.

Estimated amounts in RMB
for the financial years ending
		Major type of	31 December
Continuing Connected Transaction		products	2006	2007	2008
A.	Purchases of materials and
automotive components by members of
the Group (including Shenyang
Automotive) from JinBei and its
subsidiaries and associates (other
than Shenyang Automotive)

1.	Purchases of materials and	Seats, steering
	automotive components by Shenyang	systems, fuel pumps
	Automotive from JinBei and its	and driving shafts
subsidiaries and associates (other
	than Shenyang Automotive)		230,000,000	280,000,000	350,000,000

2.	Purchases of materials and	Axles, torsion
	automotive components by Xing Yuan	bars, gear boxes,
	Dong from JinBei and its	seats and rubber
	subsidiaries and associates (other	products
	than Shenyang Automotive)		280,000,000	300,000,000	330,000,000

3.	Purchases of materials and	Rubber products
automotive components by Dongxing
from JinBei and its subsidiaries
and associates (other than Shenyang
	Automotive)		4,000,000	4,800,000	7,000,000

4.	Purchases of materials and	Inside cutting,
	automotive components by Ningbo	outside cutting and
	Yuming from JinBei and its	moulding
subsidiaries and associates (other
	than Shenyang Automotive)		5,000,000	6,000,000	7,000,000

5.	Purchases of materials and	Driving shafts
automotive components by ChenFa
from JinBei and its subsidiaries
and associates (other than Shenyang
	Automotive)		500,000	600,000	700,000

B.	Purchases of materials and
automotive components by members of
the Group (other than Shenyang
Automotive) from Shenyang
Automotive

1.	Purchases of materials and	Gear boxes
automotive components by ChenFa
	from Shenyang Automotive		25,000,000	25,000,000	25,000,000

2.	Purchases of materials and	Component parts for
	automotive components by Dongxing	rear axles and
	from Shenyang Automotive	steel panels	35,000,000	40,000,000	48,000,000

			Estimated amounts in RMB
			for the financial years ending
		Major type of	31 December
Continuing Connected Transaction		products	2006	2007	2008
3.	Purchases of materials and	Power trains and
	automotive components by	gear boxes
	Shenyang Brilliance Power from
	Shenyang Automotive		104,000,000	260,000,000	420,000,000

C.	Sale of automobiles,
	materials and automotive
	components by members of the
	Group to connected persons

1.	Sale of automobiles and	Press parts
	automotive components by
	Shenyang Automotive to JinBei
	and its subsidiaries and
	associates (other than Shenyang
	Automotive)		85,000,000	100,000,000	120,000,000

2.	Sale of materials and	Engines, gear boxes
	automotive components by Xing	and seats
	Yuan Dong to JinBei and its
	subsidiaries and associates
	(other than Shenyang
	Automotive)		500,000,000	550,000,000	600,000,000

3.	Sale of materials and	Side windows, floor
	automotive components by Ningbo	depression bars and
	Yuming to Shenyang Automotive	moulding	145,000,000	155,000,000	175,000,000

4.	Sale of materials and	Rear axles, press
	automotive components by	parts, welding
	Dongxing to Shenyang Automotive	parts, paints and
		special vehicle
		modification	150,000,000	160,000,000	170,000,000

5.	Sale of materials and	Power trains,
	automotive components by Xing	driving axle
	Yuan Dong to Shenyang	assembly, rear
	Automotive	heaters and water
		tank assembly	2,600,000,000	2,800,000,000	3,600,000,000

6.	Sale of materials and	Power trains
	automotive components by ChenFa
	to Shenyang Automotive		560,000,000	610,000,000	720,000,000

7.	Sale of materials and	Power trains
	automotive components by
	Shenyang Brilliance Power to
	Shenyang Automotive		106,000,000	265,000,000	424,000,000
Basis of the caps
     In determining the value of the caps for the Continuing Connected Transactions for the three financial years ending 31 December 2008, the Board has taken into account the following factors:

—	the anticipated growth of the automobile industry in the PRC in the three financial years ending 31 December 2008, which is expected to lead to an increase in demand for the existing models of minibuses and sedans manufactured by the Group;
—	the scheduled launch of new models of existing minibuses and sedans and new range of automobiles in the coming three financial years; and

—	the anticipated sales of minibuses and sedans in the coming three financial years, particularly the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC in the year 2006.
     It is expected that the launch of the new models of existing products and new range of products and the anticipated increase in sales of minibuses and sedans in the coming three financial years will lead to an increase in production of minibuses and sedans and accordingly, an increase in demand for materials and automotive components, the subject of the Continuing Connected Transactions. Materials purchased will be used to produce automotive components and automotive components purchased will be used for further processing into core automotive components. The automotive components will be used in the production of automobiles by Shenyang Automotive.
     ChenFa was established in 2003 to develop, manufacture and sell power trains and Shenyang Brilliance Power was established in 2004 to manufacture power trains. To cater for the anticipated increase in the production of automobiles explained above, more engines and power trains will be required. In determining the caps for Continuing Connected Transactions A.5, B.1, B.3, C.6 and C.7, the Company has taken into account the abovementioned factors and the resulting increase in purchase materials and automotive components for the production of engines and power trains and the sale of engines and power trains to Shenyang Automotive for use in the production of automobiles.
     In a move towards centralization of purchases by enterprises in the automobile industry as explained in the sub-paragraph headed “Reasons for the Continuing Connected Transactions — Centralization of purchases” below, purchases of materials and automotive components by the Group via Xing Yuan Dong on behalf of other Group members (please refer to Continuing Connected Transactions A.2 and C.5) and by the Group (including Shenyang Automotive and Xing Yuan Dong) on behalf of the JinBei Group (please refer to Continuing Connected Transactions C.1 and C.2) will increase. In determining the caps for Continuing Connected Transactions A.2, C.1, C.2 and C.5, the Company has taken into account the anticipated increase in automobile production and the trend of centralization of purchases of materials and automotive components.
THE FINANCIAL ASSISTANCE
     On 16 December 2005, Shenyang Automotive and Xing Yuan Dong and Xing Yuan Dong and JinBei entered into agreements for the provision of cross guarantees. The banking facilities, that will be granted to each of Shenyang Automotive, Xing Yuan Dong and JinBei, will be for a term of one year commencing from 1 January 2006 to 31 December 2006. In the event of the cross guarantees are to be extended for more than one year along with the renewal of the banking facilities, the Company has to comply with all the relevant requirements under Chapter 14A of the Listing Rules. No fee is payable or charged and no securities will be taken or provided in relation to the provision of the cross guarantees.
     Pursuant to such agreements, Shenyang Automotive and Xing Yuan Dong will provide cross guarantees to each other’s banking facilities in the amount of RMB350 million and Xing Yuan Dong and JinBei will provide cross guarantees to each other’s banking facilities in the amount of RMB385 million.
     Each of JinBei and Shenyang Automotive are connected persons of the Company. The provision of the cross guarantees between Shenyang Automotive and Xing Yuan Dong and the cross guarantees between Xing Yuan Dong and JinBei constitute connected transactions under Rule 14A.13(2)(a)(i), Rule 14A.13(b)(ii) and Rule 14A.14(3) of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements under Rule 14A.63 of the Listing Rules. Given that no connected person which is a party to the Financial Assistance is a Shareholder, all Shareholders are eligible to vote on the Ordinary Resolution to be proposed at the Special General Meeting in respect of the Financial Assistance. The Financial Assistance also constitutes a discloseable transaction under Chapter 14 of the Listing Rules.
REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS AND THE FINANCIAL ASSISTANCE
Reasons for the Continuing Connected Transactions
     The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. The manufacture and sale of minibuses and sedans by the Group is carried out by Shenyang Automotive, a 51% owned subsidiary of the Company. The other subsidiaries of the Company are mainly engaged in the manufacture and sale of automotive components in the PRC, and some of such automotive components are sold to Shenyang Automotive for use in its assembly process as an automobile manufacturer. The Continuing Connected Transactions are carried out in the ordinary course of business of the Group and will continue to be carried out in the three financial years ending 31 December 2008 after the expiration of the Waiver by 31 December 2005. Accordingly, the Board considers it appropriate to seek Shareholders’ approval for the Continuing Connected Transactions and the relevant caps for the respective Continuing Connected Transactions for each of the three financial years ending 31 December 2008.
     The Group purchases raw materials and basic automotive components in its ordinary course of business to be used in the manufacturing of automotive components and for processing into core automotive components for use in automobile manufacturing.
     The Group will purchase raw materials and automotive components from the JinBei Group and Shenyang Automotive where the price offer by such companies is more favourable than other suppliers in order to control the costs of production of automobiles produced by the Group.
     After processing the raw materials and the basic automotive components, the Group sells the processed automotive components to Shenyang Automotive and the JinBei Group which, as automobile manufacturers, will use the processed automotive components in their assembly process.
     In addition, the Group also purchases engines and other core automotive components from the connected persons so as to ensure the quality of the core automotive components and also to ensure the technology used in the production of such core automotive components remained within the control of the Group. It is believed that control over such core automotive components will enable the Group to exercise more effective control over the quality of the automobiles produced by the Group.
     In light of the manufacturing flow of the Group described above, the Continuing Connected Transactions are entered into for the following reasons:
     Control over quality and technology — Most of the automotive components supplied by the JinBei Group and Shenyang Automotive were specifically designed for use in the manufacture of the Group’s minibuses and sedans. Shenyang Automotive is a 51% owned subsidiary of the Company and JinBei is the joint venture partner of the Company in Shenyang Automotive. Upon completion of the acquisition of Shenyang Automobile Industry Asset Management Company Limited for identification purposes only and Shenyang Xinjinbei Investment Co., Ltd. as announced by the Company in the announcement dated 31 December 2003, the Company will have an effective equity interest of 40.1% in JinBei and an effective equity interest of 70.7% in Shenyang Automotive. The shareholding arrangements enable the Group to control the quality of the products of Shenyang Automotive and JinBei and the technology used in the production of the required automotive components. As such core automotive components will be used in the production of automobiles of the Group, such control will enable the Group to exercise more effective control over the quality of the automobiles produced by the Group. Therefore, the purchases from Shenyang Automotive and the JinBei Group are necessary for the Group to continue to carry out its business of automobile manufacturing.
     Proximity — The JinBei Group has been one of the major suppliers of automotive components to the Group for use in the manufacture of minibuses and sedans. The manufacturing facilities of the JinBei Group and the Group are both located in Shenyang, the PRC. The close proximity of the manufacture facilities of the Group and the JinBei Group means that the Group will be able to obtain the required materials and automotive components at a lower cost in a timely manner in terms of procurement lead time and transportation cost, compared to other suppliers. Based on the experience of the Directors in the industry, the purchases of materials and automotive components from manufacturers closed to the production facilities is a key means of cost reduction in the PRC automotive industry.
     Centralization of purchases — Instead of having each member of the Group purchasing the materials and automotive components required for use in their production, the Group centralizes the purchases of materials and automotive components which are purchased in batches. This is because the need of an automotive component manufacturer and automobile manufacturer to purchase materials and automotive components depends on the expected demand for automobiles in the market and also fluctuation in prices for such materials and automotive components. Since it is difficult to predict with any degree of accuracy over a long period of time, in the interest of efficient inventory planning and to avoid incurring unnecessary costs by ordering materials and automotive components which are not in need, the best practice of the automobile industry advocates shorter, rather than longer supply cycles. In line with industrial practice, the Group usually orders materials and automotive components in batches. Centralization of purchases of materials and automotive parts enables the Group to enjoy a better price for bulk purchases. It is believed that centralization of purchases by Xing Yuan Dong for other members of the Group (please refer to Continuing Connected Transactions A.2 and C.5) in the coming years will enable the Group to enjoy a lower price for bulk purchases.
Reasons for the Financial Assistance
     With the tightening of the lending regulations of the banks in the PRC, it is becoming a common practice for banks in the PRC to request for either a guarantee or securities to secure banking facilities granted to borrowers. Shenyang Automotive is the subsidiary within the Group principally engaged in the manufacturing of automobiles and automotive components. Shenyang Automotive’s banking facilities will be utilized to finance the expanded production capacity of Shenyang Automotive in anticipation of the scheduled launch of new models of minibuses and sedans and the business strategy of increasing the market share of the Group in the domestic sedan market in the PRC.
     JinBei’s banking facilities will be utilized by JinBei as working capital to improve the quality of the automotive components currently produced by the JinBei Group and the expansion of its product range and production facilities. Since the JinBei Group is one of the suppliers of the Group, the Directors believe that the Group will be able to benefit from the improved quality of the automotive components manufactured by the JinBei Group and with the anticipated launch of the new models of minibuses and sedans, the Group will also be able to benefit from the improvement in production facilities and increase in product range of the JinBei Group.
     Xing Yuan Dong is one of the subsidiaries of Group engaged in the manufacturing of automotive components. Xing Yuan Dong’s banking facilities secured by the guarantees provided by JinBei and Shenyang Automotive will be utilized by Xing Yuan Dong to improve its production facilities in order to support the scheduled launch of new models of minibuses and sedans.
RE-ELECTION OF DIRECTOR
     Pursuant to bye-law 102.(B) of the Bye-Laws, a Director appointed by the Board to fill a casual vacancy shall hold office until the next following general meeting of the Company, and shall be eligible for re-election at the meeting. Mr. Qi was appointed as an executive Director by the Board on 6 January 2006. Therefore, according to bye-law 102.(B), Mr. Qi shall hold office until the Special General Meeting and is eligible for re-election at the Special General Meeting. Mr. Qi, being eligible, has indicated his intention to offer himself for re-election at the Special General Meeting. A brief biography of Mr. Qi is set out below.
     Mr. Qi Yumin, age 46, was appointed as an executive Director, President and Chief Executive Officer of the Company effective 6 January 2006. Mr. Qi was also appointed as a member of the Remuneration Committee of the Board on 6 January 2006. Mr. Qi is a senior engineer. Since December 2005, Mr. Qi has been the Chairman and President of Huachen, the controlling shareholder of the Company. Mr. Qi has over 20 years’ experience in the heavy machinery industry in the PRC. Prior to joining Huachen, Mr. Qi has held offices as the Chairman and the general manager of Dalian Heavy Industries Co., Ltd. for identification purposes only) and the Chairman and the President of DHID · CW Group Co., Ltd. He was the Vice Mayor of Dalian Municipal Government from October 2004 to December 2005. Mr. Qi is currently a member of the National People’s Congress of the PRC (CPC) Dalian Committee and a member of the Chinese People’s Political Consultative Conference (CPPCC) Liaoning Provincial Committee.
     Mr. Qi holds a bachelor degree in Engineering Science from Xi’an University of Technology and a master degree of Business Administration from Dalian University of Technology. In 2003, Mr. Qi was named as one of the “Ten Economic Persons of Dalian City”. Mr. Qi was awarded the titles of “Entrepreneur of Venture Enterprises of Dalian Province” and “Best Entrepreneur of National Machinery Industry” in 2004.
     Mr. Qi is a director and the Chairman of Shenyang Automotive. Save as disclosed above, Mr. Qi does not hold any position in any subsidiaries of the Company. He has not held any directorship in any listed public companies in the last three years.
     Other than the relationship arising from his being an executive Director of the Company and the Chairman and President of Huachen, Mr. Qi does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

     As at the Latest Practicable Date, Mr. Qi was not interested or deemed to be interested in any Shares of the Company or underlying Shares pursuant to Part XV of the SFO.
     The appointment of Mr. Qi as an executive Director, President and Chief Executive Officer of the Company has no fixed term and is subject to the retirement by rotation provision under the Bye-Laws. No service agreement has been entered into between the Company and Mr. Qi in relation to his appointment as an executive Director, President and Chief Executive Officer of the Company. As an executive Director, President and Chief Executive Officer of the Company and also a member of the Remuneration Committee of the Board, the emoluments of Mr. Qi will be determined by the Board with reference to his qualification, experience and responsibilities in the Group.
SPECIAL GENERAL MEETING
     The Special General Meeting of the Company will be held at Salon II, Level B3, The Ritz Carlton Hong Kong, No. 3 Connaught Road Central, Hong Kong on Friday, 10 February 2006 at 9:00 a.m. for the purpose of considering, and if thought fit, the passing of the Ordinary Resolutions and the ordinary resolution for re-election of Mr. Qi as a Director. A notice convening the Special General Meeting is set out on pages 51 to 53 of this circular.
     The Ordinary Resolutions will be put forward to the Shareholders at the Special General Meeting to vote by poll. Given that no connected person which is a party to the Continuing Connected Transactions and Financial Assistance is a Shareholder, all Shareholders are eligible to vote on the Ordinary Resolutions to be proposed at the Special General Meeting in respect of the Continuing Connected Transactions and the relevant caps for the Continuing Connected Transactions for the three financial years ending 31 December 2008 and the Financial Assistance. The ordinary resolution for re-election of Mr. Qi as a Director will be put to vote by all the Shareholders by a show of hands.
     There is enclosed a form of proxy for use at the Special General Meeting. Whether or not the Shareholders intend to be present at the Special General Meeting, they are requested to complete the form of proxy and return it to the office of the branch registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shop 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding of the Special General Meeting or any adjourned meeting (as the case may be). Completion and delivery of the form of proxy will not prevent the Shareholders from attending and voting at the Special General Meeting or adjourned meeting (as the case may be) if they so wish.
PROCEDURES BY WHICH A POLL MAY BE DEMANDED
     Pursuant to the bye-law 70 of the Bye-Laws of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or demanded (before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):
(i)	by the Chairman of the meeting; or

(ii)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(iv)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.
     Pursuant to Rule 13.39(3) of the Listing Rules, if the Chairman of the meeting and/or the Directors individually or collectively hold proxies in respect of shares holding 5% or more of the total voting rights at a particular meeting, and if on a show of hands a meeting votes in the opposite manner to that instructed in those proxies, the Chairman and/or the Directors and the Chairman holding proxies as aforesaid collectively shall demand a poll; provided that if it is apparent from the total proxies held that a vote taken on a poll will not reverse the vote taken on a show of hands (because the votes represented by those proxies exceed 50%, 75% or any other relevant percentage, as the case may be, of the total issued share entitled to vote on the resolution in questions) then the Directors and/or the Chairman shall not be required to demand a poll.
RECOMMENDATIONS
     Having considered the reasons set out herein, the Directors are of the opinion that (i) the Continuing Connected Transactions to be in the interest of the Group and that the terms of the framework agreements governing the Continuing Connected Transactions to be fair and reasonable in so far as the Shareholders are concerned; and (ii) the provision of the Financial Assistance to and from the connected persons of the Company to be in the interest of the Group and that the terms of the agreements in relation to the provision of the cross guarantees to be fair and reasonable in so far as the Shareholders are concerned.
     In addition, the Board recommends the re-election of Mr. Qi as a Director of the Company at the Special General Meeting and considers his re-election to be in the interest of the Company and the Shareholders.
     Accordingly, the Directors recommend the Shareholders to vote in favour of the Ordinary Resolutions and the ordinary resolution for re-election of Mr. Qi as a Director.
ADDITIONAL INFORMATION
     Your attention is drawn to the additional information set out in the Appendix to this circular.

By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
23 January 2006
To the Shareholders
Dear Sir or Madam,
CONTINUING CONNECTED TRANSACTIONS
AND
PROVISION OF FINANCIAL ASSISTANCE TO/BY
CONNECTED PERSONS
     We have been appointed as the Independent Board Committee to advise you in connection with (i) the terms of the Continuing Connected Transactions and the caps on the relevant Continuing Connected Transactions for the three financial years ending 31 December 2008; and (ii) the Financial Assistance, details of which are set out in the Letter from the Board set out in the circular to Shareholders dated 23 January 2006 (the “Circular”), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.
     Having taken into account (i) the terms of the Continuing Connected Transactions and the caps on the relevant Continuing Connected Transactions for the three financial years ending 31 December 2008; and (ii) the Financial Assistance, the principal factors and reasons considered by the Independent Financial Adviser and its advice in relation thereto as set out on pages 27 to 46 of the Circular, we are of the opinion that the Continuing Connected Transactions and the Financial Assistance are in the interest of the Company and the Shareholders as a whole and that (i) the terms of the Continuing Connected Transactions and the caps on the relevant Continuing Connected Transactions for the three financial years ending 31 December 2008; and (ii) the Financial Assistance are fair and reasonable so far as the Shareholders are concerned. We therefore recommend that you vote in favour of the Ordinary Resolutions to be proposed at the Special General Meeting to approve the Continuing Connected Transactions and the caps on the relevant Continuing Connected Transactions for the three financial years ending 31 December 2008 and the Financial Assistance.
Yours faithfully,
Xu Bingjin
Independent non-executive Director

Song Jian	Jiang Bo
Independent non-executive Director	Independent non-executive Director

     The following is the text of a letter received from the Independent Financial Adviser setting out its opinion to the Independent Board Committee in respect of (i) the terms of the Continuing Connected Transactions and the caps on the relevant Continuing Connected Transactions for the three financial years ending 31 December 2008; and (ii) the Financial Assistance for inclusion in this circular.

Partners Capital International Limited
Room 1305, 13th Floor
9 Queen’s Road Central
Hong Kong
23 January 2006
To the Independent Board Committee and the Shareholders
Dear Sirs,
CONTINUING CONNECTED TRANSACTIONS
AND
PROVISION OF FINANCIAL ASSISTANCE TO/BY CONNECTED PERSONS
INTRODUCTION
     We refer to our engagement to advise the Independent Board Committee and the Shareholders in respect of the terms of the Continuing Connected Transactions and the Financial Assistance, particulars of which are set out in the letter from the Board (the “Letter from the Board”) of this circular to the Shareholders dated 23 January 2006 (the “Circular”) and in which this letter is reproduced. Unless the context requires otherwise, capitalised terms used in this letter shall have the same meanings as given to them under the definitions section of the Circular.
     On 16 December 2005, certain members of the Group, namely Shenyang Automotive, Xing Yuan Dong, Dongxing, Ningbo Yuming, ChenFa and Shenyang Brilliance Power, entered into respective framework agreements with JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive (as the case may be) in relation to the Continuing Connected Transactions. On the same date, Shenyang Automotive and Xing Yuan Dong and Xing Yuan Dong and JinBei also entered into agreements in relation to the Financial Assistance. Details of the Continuing Connected Transactions and the Financial Assistance are set out in the Letter from the Board. Given that each of JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive are connected persons of the Company within the meaning of the Listing Rules, the Continuing Connected Transactions and the Financial Assistance constitute connected transactions under Chapter 14A of the Listing Rules and will be subject to independent Shareholders’ approval at the Special General Meeting. Accordingly, the Independent Board Committee has been established to advise whether the respective terms and conditions of the Continuing Connected Transactions and the Financial Assistance are fair and reasonable and whether the Continuing Connected Transactions and the Financial Assistance are in the interests of the Company and the Shareholders as a whole. In this regard, Partners Capital has been appointed as the independent financial adviser to the Independent Board Committee and the Shareholders. Partners Capital is not connected with the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or their respective associates and is independent pursuant to Rule 13.84 of the Listing Rules and is therefore considered suitable to give independent advice to the Independent Board Committee and the Shareholders. Apart from normal professional fees payable to Partners Capital in connection with this appointment, no arrangement exists whereby Partners Capital will receive any fees or benefits from the Company or the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or their respective associates.
     In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular were true at the time they were made and continue to be true as at the date of the Circular. We have also relied on our discussion with the management of the Company regarding the Group and the respective terms and conditions of the Continuing Connected Transactions and the Financial Assistance, including the information and representations contained in the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors and the Company in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have not, however, conducted an independent in-depth investigation into the business and affairs of the Group, the Company, Shenyang Automotive, Xing Yuan Dong, Dongxing, Ningbo Yuming, ChenFa, Shenyang Brilliance Power, JinBei and the JinBei Group and their respective associates nor have we carried out any independent verification of the information supplied.
THE CONTINUING CONNECTED TRANSACTIONS
Principal factors and reasons considered
     In arriving at our opinion regarding the terms of the Continuing Connected Transactions, we have considered the following principal factors and reasons:
1.	Background of and reasons for the Continuing Connected Transactions
     The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. The manufacture and sale of minibuses and sedans by the Group is carried out by Shenyang Automotive, a 51% owned subsidiary of the Company. The other subsidiaries of the Company are mainly engaged in the manufacture and sale of automobile components in the PRC. The Group also includes a jointly controlled entity with BMW to manufacture and distribute BMW sedans in the PRC.
•	Overview
     As set out in the Letter from the Board, during the course of its business, the Group acquires materials and automotive components from certain connected persons and sells automobiles, materials and automotive components to certain connected persons, on an on-going basis. The JinBei Group has been one of the major suppliers of automotive components to the Group for use in the manufacture of minibuses and sedans. The Company has obtained the Waiver in 2003 pursuant to the then Listing Rules and the Waiver expired after 31 December 2005. Shenyang Automotive is a 51% owned subsidiary of the Company and the remaining 49% equity interest is owned by JinBei. Under the existing Listing Rules, Shenyang Automotive is also a connected person of the Company.
•	Rationale for the Transactions (A1), (A2), (A3), (A4) and (A5)
     As set out in the Letter from the Board, the manufacturing facilities of the JinBei Group and the Group are both located in Shenyang, the PRC. With the close proximity of the manufacture facilities of the Group and the JinBei Group, and the fact that most of the automotive components supplied by the JinBei Group were specifically designed for use in the manufacture of the Group’s minibuses and sedans, it is more cost-effective for the Group to purchase materials and automotive components from the JinBei Group in terms of procurement lead time and transportation cost when compared with other suppliers. In addition, we were advised by the Company that there are only limited independent suppliers who possess the specific production lines for supplying the specific automotive components for the Group’s production.
     On the other hand, the Group anticipates that there will be a growth in the automobile industry in the PRC during the three years ending 31 December 2008 which will lead to an increase in demand for existing models of minibuses and sedans manufactured by the Group. In addition, the Group plans to launch new models of minibus and sedan in the future. Accordingly, the Group expects that the purchase of materials and automotive components for production will increase in general. Thus, the purchase of materials and automotive components for production from the JinBei Group will also increase.
     According to the statistics from the National Bureau of Statistics of the PRC, the total number of sedans produced for the year ended 31 December 2003 amounted to approximately 2.1 million vehicles, representing an increase of approximately 80.7% from that of the year 2002 whilst the total number of commercial vehicles produced for the year ended 31 December 2003 amounted to approximately 1.2 million vehicles, representing an increase of approximately 4.3% from that of the year 2002. According to the annual report of the Company for the year ended 31 December 2004, the Group and the automotive industry were significantly adversely affected by the implementation of macro-economic policies and austerity measure in the PRC in 2004. According to the statistics from the National Bureau of Statistics of the PRC, the total number of sedans produced for the year ended 31 December 2004 amounted to approximately 2.3 million vehicles, representing an increase of approximately 10.2% from that of the year 2003 whilst the total number of commercial vehicles produced for the year ended 31 December 2004 amounted to approximately 1.7 million vehicles, representing an increase of approximately 24.4% from that of the year 2003. We note that the growth of number of sedans produced in 2004 slowed down significantly notwithstanding that the growth of number of commercial vehicles produced in 2004 remained relatively strong.
     However, the automotive industry showed signs of adaptations and adjustments by the market, especially the sedan segment, to these regulatory measures in 2005. According to the statistics from the National Bureau of Statistics of the PRC, the total number of sedans produced for the 11 months ended 30 November 2005 amounted to approximately 2.7 million vehicles, representing an increase of approximately 24.2% from that of the corresponding period in 2004 whilst the total number of commercial vehicles produced for the 11 months ended 30 November 2005 amounted to approximately 1.7 million vehicles, representing an increase of approximately 0.8% from that of the corresponding period in 2004. As such, we consider that the prevailing trend of recovery could be in a position to support the Group’s view about the growth of automobile industry in the PRC during the three years ending 31 December 2008.
     Based on the above, we consider that it is beneficial for the Group to enter into the relevant agreements with the JinBei Group to secure a stable supply of raw materials for the Group.
•	Rationale for the Transactions (B1) and (B2)
     As advised by the Company, it was a strategic move of the Group to set up its own production lines, via different subsidiaries including ChenFa and Dongxing, for various key automotive components for the production of minibuses and sedans of the Group in order to enjoy certain tax and tariff benefits in the PRC. Moreover, the reliance on other suppliers of key components by the Group could be reduced after the Group runs its own production lines of certain key components. Furthermore, the Group can ensure the quality of the automotive components as well as the automobiles of the Group when the Group purchases engines and other key automotive components from Shenyang Automotive given that the Group can exercise control over Shenyang Automotive.
     ChenFa has been engaged in the production of power trains for sedans of the Group whilst Dongxing has been engaged in the production of press parts for minibuses and sedans of the Group. In addition, Shenyang Automotive, being a 51% subsidiary, has been engaged in the import of gear boxes and steel for the Group’s minibuses and sedans as Shenyang Automotive possesses the import/export rights.
     ChenFa procures imported gear boxes from Shenyang Automotive and compressors and engines from independent third parties respectively for the production of power trains for sedans of the Group whilst Dongxing procures imported steel from Shenyang Automotive for the production of press parts for minibuses and sedans of the Group.
     Based on the above, we consider that there are strong commercial rationales for ChenFa and Dongxing to enter into respective framework agreements with Shenyang Automotive for the procurement of raw materials for the production of automotive components.
•	Rationale for the Transaction (B3)
     As advised by the Company, it was a strategic move of the Group to set up its own production lines of power trains via Shenyang Brilliance Power for the production of the sedans of the Group in order to enjoy certain tax and tariff benefits in the PRC. Shenyang Brilliance Power was established in December 2004 to produce power trains for the Group’s sedans. As advised by the Company, the general production flow would be having Shenyang Brilliance Power to procure engines from Shenyang Automotive and other materials from other suppliers for production of power trains for the Group’s sedans and thereafter, Shenyang Brilliance Power sells the power trains to Shenyang Automotive for the latter’s onward production of the Group’s sedans.
     As further advised by the Company, the engine in an automobile resembles the heart in human body, thus, it is important for the Group, as an automobiles manufacturer, to secure a stable supply of quality power trains. Given that the Group can exercise both managerial and operational control over Shenyang Automotive, Shenyang Brilliance Power can ensure the quality of engines procured from Shenyang Automotive are up to standard for its onward production of power trains.
     Based on the above, we consider that it is essential for the Group to enter into the relevant framework agreement with Shenyang Brilliance Power for the Group to carry out its normal operation of production of the sedans of the Group.
•	Rationale for the Transaction (C1)
     As advised by the Company, Shenyang Automotive imports steels from independent third parties from overseas and sells some of the imported steel to the JinBei Group for further processing. After using the steel to manufacture automotive components, the JinBei Group sells the processed automotive components back to Shenyang Automotive (which is included as part of the Transaction (A1) above) and the latter will use the automotive components for its own assembly process as automobile manufacturer. In addition, Shenyang Automotive also sells automotive components to the JinBei Group for its own assembly process as automobile manufacturer. As the Group anticipates that there will be a growth in the automobile industry in the PRC in general during the three years ending 31 December 2008, the Group expects that the sale of steels and other automotive components to the JinBei Group, which will then produce automotive components therefrom, will increase.
     Based on the above, we consider that it is beneficial for Shenyang Automotive to enter into the relevant agreement with the JinBei Group to secure a stable customer, as well as a stable supplier, for the Group.
•	Rationale for the Transaction (C2)
     As set out in the annual report of the Company for the year ended 31 December 2004, the Group entered into agreements in relation to the acquisitions of an aggregate of 40.13% effective equity interest in JinBei on 28 December 2003. As at the Latest Practicable Date, such acquisitions have not been completed. The Directors expect that completion will take place in 2006 and the JinBei Group will become members of the Group. As such, the Group plans to centralise the purchase of raw materials by Xing Yuan Dong on a group basis (which will include those purchases on behalf of the JinBei Group) from independent third parties to enjoy a greater bulk purchase discount in future. Thereafter, Xing Yuan Dong would sell those materials purchased on behalf of the JinBei Group to the JinBei Group at cost plus handling charges (which would be determined after arm’s length negotiations between the parties thereof). Under such arrangement, Xing Yuan Dong, as well as the Group in an indirect way, can also benefit from the bulk purchase discount from the centralisation of purchases.
     Based on the above, we consider that it is beneficial for the Group to enter into the relevant framework agreement for the purpose of enjoying the bulk purchase discount.
•	Rationale for the Transactions (C3), (C4), (C5) and (C6)
     We were advised by the Company that Ningbo Yuming has been engaged in the production of front axles and air-conditioning parts for minibuses and sedans of the Group and whilst Xing Yuan Dong has been engaged in the production of rear axles, seats, carpets and certain other automotive components for minibuses and sedans of the Group. In addition, ChenFa has been engaged in the production of power trains for sedans of the Group whilst Dongxing has been engaged in the production of press parts for minibuses and sedans of the Group.
     As advised by the Company, the general production flow would be having Ningbo Yuming, Dongxing, Xing Yuan Dong and ChenFa to sell the relevant processed automotive components to

Shenyang Automotive for onward assembly of minibuses and sedans of the Group by the latter whilst Shenyang Automotive purchases other raw materials in order to complete the assembly process of minibuses and sedans of the Group.
     Based on the above, we consider that it is essential for the Group to enter into the relevant framework agreements for the Group to carry out its normal operation of production of minibuses and sedans of the Group.
•	Rationale for the Transaction (C7)
     As advised by the Company, we consider that it was a strategic move of the Group to set up its own production lines of power trains via Shenyang Brilliance Power for the production of the sedans of the Group in order to enjoy certain tax and tariff benefits in the PRC. Shenyang Brilliance Power was established in December 2004 to produce power trains for the Group’s sedans. As advised by the Company, the general production flow would be having Shenyang Brilliance Power to procure engines from Shenyang Automotive for production of power trains for the Group’s sedans (i.e. Transaction (B3) above) and thereafter, Shenyang Brilliance Power sells the power trains to Shenyang Automotive for the latter’s onward production of the Group’s sedans.
     As further advised by the Company, the engine in an automobile resembles the heart in human body, thus, it is important for the Group, as an automobiles manufacturer, to secure a stable supply of quality power trains from Shenyang Brilliance Power via Shenyang Automotive.
     Based on the above, we consider that it is essential for the Group to enter into the relevant framework agreement with Shenyang Brilliance Power for the Group to carry out its normal operation of production of the sedans of the Group.
     Against all the background as stated above, we consider that there is a strong rationale for the Company and/or its subsidiaries (as the case may be) to enter into the relevant framework agreements with the relevant connected parties relating to the Continuing Connected Transactions.

2.	Proposed maximum caps for the Continuing Connected Transactions
        The caps (“Cap(s)”) for the Continuing Connected Transactions under the respective framework agreements for the three financial years ending 31 December 2008 and the historical amounts of the Continuing Connected Transactions for the three financial years ended 31 December 2004 and the six months ended 30 June 2005 are set out as follows:

					Historical
					figures in
					RMB for the
					six months
		Historical figures in RMB for the financial			ended	Estimated amounts in RMB for the
		years ended 31 December			30 June	financial years ending 31 December
	Continuing Connected Transaction	2002	2003	2004	2005	2006	2007	2008
A.	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

1.	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	154,029,308	327,980,732	232,977,626	85,465,941	230,000,000	280,000,000	350,000,000

2.	Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	81,201,548	140,213,262	67,306,264	72,275,128	280,000,000	300,000,000	330,000,000

3.	Purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	1,323,875	2,503,835	2,204,383	401,685	4,000,000	4,800,000	7,000,000

4.	Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	4,773,922	14,336,246	9,782,106	1,330,708	5,000,000	6,000,000	7,000,000

5.	Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Nil	Nil	23,048,633	231,722	500,000	600,000	700,000

B.	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive

1.	Purchases of materials and automotive components by ChenFa from Shenyang Automotive	Nil	Nil	31,487,841	9,658,250	25,000,000	25,000,000	25,000,000

2.	Purchases of materials and automotive components by Dongxing from Shenyang Automotive	Nil	25,136.50	6,557,520.29	3,843,538.25	35,000,000	40,000,000	48,000,000

3.	Purchases of materials and automotive components by Shenyang Brilliance Power from Shenyang Automotive	Nil	Nil	Nil	Nil	104,000,000	260,000,000	420,000,000

C.	Sale of automobiles, materials and automotive components by members of the Group to connected persons

1.	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	5,633,042	84,027,293	28,863,715	17,235,004	85,000,000	100,000,000	120,000,000

2.	Sale of materials and automotive components by Xing Yuan Dong to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Nil	17,978	Nil	Nil	500,000,000	550,000,000	600,000,000

					Historical
					figures in
					RMB for the
					six months
		Historical figures in RMB for the financial			ended	Estimated amounts in RMB for the
		years ended 31 December			30 June	financial years ending 31 December
	Continuing Connected Transaction	2002	2003	2004	2005	2006	2007	2008
3.	Sale of materials and automotive components by Ningbo Yuming to Shenyang Automotive	289,341,374	186,742,791	143,984,688	103,731,457	145,000,000	155,000,000	175,000,000

4.	Sale of materials and automotive components by Dongxing to Shenyang Automotive	164,432,496	171,458,295	124,200,720	61,669,648	150,000,000	160,000,000	170,000,000

5.	Sale of materials and automotive components by Xing Yuan Dong to Shenyang Automotive	5,611,925,786	4,857,261,365	2,626,065,816	747,636,004	2,600,000,000	2,800,000,000	3,600,000,000

6.	Sale of materials and automotive components by ChenFa to Shenyang Automotive	Nil	Nil	370,922,166	132,826,600	560,000,000	610,000,000	720,000,000

7.	Sale of materials and automotive components by Shenyang Brilliance Power to Shenyang Automotive	Nil	Nil	Nil	Nil	106,000,000	265,000,000	424,000,000

     Given that the Waiver covered the period for the three financial years ended 31 December 2005, we focus our analysis only on the same period and the analysis are set out as follows:
•	Transactions (A1), (A3), (A4) and (A5)
     Pursuant to the relevant framework agreements, the materials and automotive components are to be provided to the Group by JinBei and its subsidiaries and associates (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by Shenyang Automotive, Dongxing, Ningbo Yuming and ChenFa, respectively from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
     The Board has taken into account the following factors to determine the relevant Caps:
—	the anticipated growth of the automobile industry in the PRC in the three financial years ending 31 December 2008 which will lead to an increase in demand for the existing models of minibuses and sedans manufactured by the Group;

—	the scheduled launch of new models of existing minibuses and sedans and new range of automobiles in the coming three financial years; and

—	the anticipated increase in sales of minibuses and sedans in the coming three financial years, particularly driven by the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC in the year 2006.
     On the other hand, we were advised by the Company that the prices of raw materials are expected to remain fairly constant for the three coming financial years but it will be difficult for the Company to obtain the relevant raw materials for a large volume from independent suppliers with the same specifications and quality. Moreover, most of the automotive components supplied by the JinBei Group were specifically designed for use in the manufacture of the Group’s minibuses and sedans and there are only limited independent suppliers who possess the specific production lines to supply the specific automotive components for the Group’s production.
     We note that the historical amounts of Transactions (A1), (A3) and (A4) decreased for the year ended 31 December 2004 and for the six months ended 30 June 2005 (after annualisation of the figures for the year 2005). We also note that historical amount of Transaction (A5) dropped significantly. According to the annual report of the Company for the year ended 31 December 2004, the Group and the automotive industry were significantly adversely affected by the implementation of macro-economic policies and austerity measure in the PRC in 2004. According to the interim report of the Company for the six months ended 30 June 2005, the automotive industry and the financial result of the Group continued to be adversely affected by the macro-economic policies and austerity measure in the PRC during the first half of 2005. We were advised by the Company that the drop of historical amount of Transactions (A1), (A3), (A4) and (A5) was due to the fact that certain automotive components such as driving shafts and seats were produced by other members of the Group and thus, the Group no longer purchased those automotive components from the JinBei Group since 2005.
     However, as advised by the Company, the Group plans to launch new model of mid-priced sedans, which have smaller engines and deploy less fuel, to the market in 2006 as the market demands smaller and cheaper cars in view of the rising global fuel prices. In addition, the Group anticipates that the growth in unit sales of deluxe minibuses remain strong. Accordingly, with the fairly constant price level and increasing production volume, it is understandable that the purchase of materials and automotive components by members of the Group from the JinBei Group is expected to be on an uptrend for the three years ending 31 December 2008.
     On the above basis, we are of the view that the bases on which the annual Caps were determined are fair and reasonable and in the interest of the Shareholders and the Company as a whole.

•	Transaction (A2)
     Pursuant to the relevant framework agreement, the materials and automotive components are to be provided to the Group by JinBei and its subsidiaries and associates (other than Shenyang Automotive) on terms which are no less favourable than the terms which can be obtained by Xing Yuan Dong from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
     The Board has taken into account the following factors to determine the relevant Caps:
—	the anticipated growth of the automobile industry in the PRC in the three financial years ending 31 December 2008 which will lead to an increase in demand for the existing models of minibuses and sedans manufactured by the Group;

—	the scheduled launch of new models of existing minibuses and sedans and new range of automobiles in the coming three financial years; and

—	the anticipated increase in sales of minibuses and sedans in the coming three financial years, particularly driven by the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC in the year 2006.
     On the other hand, we were advised by the Company that the prices of raw materials are expected to remain fairly constant for the three coming financial years but it will be difficult for the Company to obtain the relevant raw materials for a large volume from independent suppliers with the same specifications and quality. Moreover, most of the automotive components supplied by the JinBei Group were specifically designed for use in the manufacture of the Group’s minibuses and sedans and there are only limited independent suppliers who possess the specific production lines to supply the specific automotive components for the Group’s production.
     We note that the historical amounts of Transaction (A2) decreased for the year ended 31 December 2004 but began to level off for the six months ended 30 June 2005 (after annualisation of the figures for the year 2005). According to the annual report of the Company for the year ended 31 December 2004, the Group and the automotive industry were significantly adversely affected by the implementation of macro-economic policies and austerity measure in the PRC in 2004. According to the interim report of the Company for the six months ended 30 June 2005, the automotive industry and the financial result of the Group continued to be adversely affected by the macro-economic policies and austerity measure in the PRC during the first half of 2005. On the other hand, we note that from 1 January 2006 onwards, Xing Yuan Dong will purchase rear axles parts from the JinBei Group for its rear axles assembly operations. As advised by the Company, Xing Yuan Dong has been purchasing rear axles parts from an independent third party supplier. However, given that such independent third party supplier was acquired by the JinBei Group in late 2005, the transaction contemplated thereunder constitutes continuing connected transactions and the expected amounts were included in the Cap. To this end, the level of Caps are much higher than the historical amounts.
     As advised by the Company, the Group plans to launch new model of mid-priced sedans, which have smaller engines and deploy less fuel, to the market in 2006 as the market demands smaller and cheaper cars in view of the rising global fuel prices. In addition, the Group anticipates that the growth in unit sales of deluxe minibuses remain strong. Accordingly, with the fairly constant price level and increasing production volume, it is understandable that the purchase of materials and automotive components by members of the Group from the JinBei Group is expected to be on an uptrend for the three years ending 31 December 2008.
     On the above basis, we are of the view that the bases on which the annual Caps were determined are fair and reasonable and in the interest of the Shareholders and the Company as a whole.

•	Transactions (B1) and (B2)
     Pursuant to the relevant framework agreements, the materials and automotive components are to be provided to ChenFa and Dongxing by Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by ChenFa or Dongxing (as the case may be) respectively from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
     The Board has taken into account the following factors to determine the relevant Caps:
—	the anticipated growth of the automobile industry in the PRC in the three financial years ending 31 December 2008 which will lead to increase in demand for the existing models of minibuses and sedans manufactured by the Group;

—	the scheduled launch of new models of minibuses and sedans and new range of automobiles in the coming three financial years; and

—	the anticipated increase in sales of minibuses and sedans in the coming three financial years, particularly driven by the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC in the year 2006.
     On the other hand, as advised by the Company, the prices of the relevant raw materials, such as the imported gear boxes and imported steel, to be purchased by ChenFa and Dongxing from Shenyang Automotive are expected to remain fairly constant for the three years ending 31 December 2008.
     We note that the historical amounts of Transaction (B2) leveled off for the six months ended 30 June 2005 after annualisation of the figures for the year 2005. However, historical amounts of Transaction (B1) dropped in 2005 (as compared to the annualisation figure for 2005 with the historical amount in 2004). We were advised by the Company that the raw materials purchased by ChenFa decreased as the demand for the finished products manufactured by ChenFa decreased in 2005. As advised by the Company, the Group plans to launch new model of mid-priced sedans, which have smaller engines and deploy less fuel, to the market in 2006 as the market demands smaller and cheaper cars in view of the rising global fuel prices. In addition, the Group anticipates that the growth in unit sales of deluxe minibuses remains strong. As further advised by the Company, the Group intends to further develop the market of automotive components in the PRC. Accordingly, ChenFa and Dongxing will increase their respective production volumes of automotive components and thus, increase their purchases from Shenyang Automotive for the production of automotive components.
     On the above basis, we are of the view that the bases on which the annual Caps were determined are fair and reasonable and in the interest of the Shareholders and the Company as a whole.
•	Transaction (B3)
     Pursuant to the relevant framework agreements, the materials and automotive components are to be provided to Shenyang Brilliance Power by Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by Shenyang Brilliance Power from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
     The Board has taken into account the following factors to determine the relevant Caps:
—	the anticipated growth of the automobile industry in the PRC in the three financial years ending 31 December 2008 which will lead to an increase in demand for the existing models of sedans manufactured by the Group;

—	the scheduled launch of new models of existing sedans and new range of automobiles in the coming three financial years; and

—	the anticipated increase in sales of sedans in the coming three financial years, particularly driven by the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC in the year 2006.
     Transaction (B3) will be a new continuing connected transaction of the Company. As advised by the Company, the Group plans to launch new model of mid-priced sedans, which have smaller engines and deploy less fuel, to the market in 2006 as the market demands smaller and cheaper cars in view of the rising global fuel prices. As further advised by the Company, Shenyang Brilliance Power will be responsible for the production of power train for those mid-priced sedans which have smaller engines. Given that Shenyang Brilliance Power plans to carry out trial production of these power trains in 2006 and the Company expects the initial demand and the market acceptance of such sedans would be low as they are new to the market, the production volume of the power trains is expected to be low in 2006. The Company expects that the sales volume of the mid-priced sedans is expected to increase during the two years ending 31 December 2008 as market acceptance increases. Accordingly, Shenyang Brilliance Power will increase production volumes of power trains to cope with such sales volume and thus, increase their purchases from Shenyang Automotive for the production of power trains. On the other hand, as advised by the Company, the cost of power train accounts for a substantial part of the total cost of an automobile due to its importance and craftsmanship. Thus, despite the production volume is expected to be low in 2006, the Cap would still be quite significant in terms of monetary value.
     On the above basis, we are of the view that the bases on which the annual Caps for Transaction (B3) were determined are fair and reasonable and in the interest of the Shareholders and the Company as a whole.
•	Transaction (C1)
     Pursuant to the relevant framework agreements, the automobiles, materials and automotive components are to be provided by Shenyang Automotive to the JinBei Group on terms which are no less favourable than the terms which can be offered by Shenyang Automotive to independent third parties for sales of automobiles, materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
     The Board has taken into account the following factors to determine the relevant Caps:
—	the anticipated growth of the automobile industry in the PRC in the three financial years ending 31 December 2008 which will lead to increase in demand for the existing models of minibuses and sedans manufactured by the Group;

—	the scheduled launch of new models of minibuses and sedans and new range of automobiles in the coming three financial years; and

—	the anticipated sales of minibuses and sedans in the coming three financial years, particularly the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC in the year 2006.
     We note that the historical amounts of Transaction (C1) dropped significantly in 2004 and according to the annual report of the Company for the year ended 31 December 2004, the Group and the automotive industry were significantly adversely affected by the implementation of macro-economic policies and austerity measure in the PRC in 2004. We also note that the historical amounts of Transaction (C1) showed slight growth when compared the annualized figure for the six months ended 30 June 2005 to the transacted amount for the year ended 31 December 2004.
     As stated in the sub-paragraph headed “Rationale for Transaction (C1)” above, the JinBei Group will purchase certain materials, such as imported steel, from Shenyang Automotive for the production of automotive components for onward sale to Shenyang Automotive and other customers.

     As the Company anticipates that the automobile industry in the PRC will grow and the demand for the Group’s minibuses and sedans will increase, in particular, the Group plans to launch new model of mid-priced sedans, which have smaller engines and deploy less fuel, to the market in 2006 as the market demands smaller and cheaper cars in view of the rising global fuel prices. In addition, the Group anticipates that the growth in unit sales of deluxe minibuses remains strong. Thus, the demand for the automotive components produced by the JinBei Group, some of which are produced from those raw materials supplied by Shenyang Automotive, will increase accordingly.
     On the above basis, we are of the view that the bases on which the annual Caps were determined are fair and reasonable and in the interest of the Shareholders and the Company as a whole.
•	Transaction (C2)
     Pursuant to the relevant framework agreements, the materials and automotive components are to be provided by Xing Yuan Dong to the JinBei Group on terms which are no less favourable than the terms which can be offered by Xing Yuan Dong to independent third parties for sales of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
     The Board has taken into account the following factors to determine the relevant Caps:
—	the anticipated growth of the automobile industry in the PRC in the three financial years ending 31 December 2008 which will lead to increase in demand for the existing models of minibuses and sedans manufactured by the Group;

—	the scheduled launch of new models of minibuses and sedans and new range of automobiles in the coming three financial years; and

—	the anticipated increase in sales of minibuses and sedans in the coming three financial years, particularly driven by the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC in the year 2006.
     As set out in the sub-paragraph headed “Rationale for Transaction (C2)” above, the Group plans to centralise the purchase of raw materials by Xing Yuan Dong on a group basis (which will include those purchases on behalf of the JinBei Group) from independent third parties to enjoy a greater bulk purchase discount in future. Thereafter, Xing Yuan Dong would sell those materials purchased on behalf of the JinBei Group to the JinBei Group at cost plus handling charges (which would be determined after arm’s length negotiations between the parties thereof). Although Xing Yuan Dong is expected to have a stronger bargaining power with the suppliers after the centralisation of purchase, the prices of the relevant raw materials are expected to be increasing as the new vehicles produced in the PRC will have to complied with the Euro III standards which focus more on environmental protection by various measures including, inter alia, lowering hazardous contents in exhaust emissions. On the other hand, as further advised by the Company, the Group has obtained preliminary production plans of the JinBei Group and Xing Yuan Dong has taken into account the preliminary figures in compilation of the Caps for the three years ending 31 December 2008.
     On the above basis, we are of the view that the bases on which the annual Caps were determined are fair and reasonable and in the interest of the Shareholders and the Company as a whole.
•	Transactions (C3), (C4), (C5) and (C6)
     Pursuant to the relevant framework agreements, the materials and automotive components are to be provided by members of the Group, namely Ningbo Yuming, Dongxing, Xing Yuan Dong and ChenFa, to Shenyang Automotive on terms which are no less favourable than the terms which can be offered by Ningbo Yuming, Dongxing, Xing Yuan Dong and ChenFa respectively to independent third parties for sales of materials and automotive components of comparable quality and quantity.

     The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
     The Board has taken into account the following factors to determine the relevant Caps:
—	the anticipated growth of the automobile industry in the PRC in the three financial years ending 31 December 2008 which will lead to increase in demand for the existing models of minibuses and sedans manufactured by the Group;

—	the scheduled launch of new models of minibuses and sedans and new range of automobiles in the coming three financial years; and

—	the anticipated increase in sales of minibuses and sedans in the coming three financial years, particularly driven by the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC in the year 2006.
     We note that the historical amounts of Transactions (C3), (C4) and (C5) dropped significantly in 2004 and according to the annual report of the Company for the year ended 31 December 2004, the Group and the automotive industry were significantly adversely affected by the implementation of macro-economic policies and austerity measure in the PRC in 2004. In addition, we note that the historical amounts of Transactions (C3) and (C4) leveled off during 2005 when compared the annualised transacted amount for the six month ended 30 June 2005 with the transacted amounts for the year ended 31 December 2004. However, we note that the historical amounts of Transactions (C5) and (C6) dropped further in 2005. We were advised by the Company that the quantities of automotive components sold to Shenyang Automotive dropped as the then production volume of the minibuses and sedans of the Group dropped.
     Given that (i) the Group plans to launch new model of mid-priced sedans, which have smaller engines and deploy less fuel, to the market in 2006 as the market demands smaller and cheaper cars in view of the rising global fuel prices; (ii) the Group anticipates that the growth in unit sales of deluxe minibuses remain strong; and (iii) the Group intends to further develop the market of automotive components in the PRC, it is understandable that the sales of automotive components by members of the Group to Shenyang Automotive are expected to increase for the three years ending 31 December 2008.
     We were advised by the Company that the prices of automotive components to be purchased by Shenyang Automotive are expected to remain fairly constant for the three coming financial years as the prices of the raw materials purchased by Ningbo Yuming, Dongxing, Xing Yuan Dong and ChenFa for the production of the automotive components have been relatively stable over the past few years.
     On the above basis, we are of the view that the bases on which the annual Caps were determined are fair and reasonable and in the interest of the Shareholders and the Company as a whole.
•	Transaction (C7)
     Pursuant to the relevant framework agreements, the materials and automotive components are to be provided by Shenyang Brilliance Power to Shenyang Automotive on terms which are no less favourable than the terms which can be offered by Shenyang Brilliance Power to independent third parties for sales of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.
     The Board has taken into account the following factors to determine the relevant Caps:
—	the anticipated growth of the automobile industry in the PRC in the three financial years ending 31 December 2008 which will lead to an increase in demand for the existing models of sedans manufactured by the Group;

—	the scheduled launch of new models of existing sedans and new range of automobiles in the coming three financial years; and

—	the anticipated increase in sales of sedans in the coming three financial years, particularly driven by the marketing strategy of the Group to increase its market share in the domestic sedan market in the PRC in the year 2006.
     Transaction (C7) will be a new continuing connected transaction of the Company. As advised by the Company, the general production flow would be having Shenyang Brilliance Power to procure engines from Shenyang Automotive for production of power trains for the Group’s sedans (i.e. Transaction (B3) above) and thereafter, Shenyang Brilliance Power sells the power trains to Shenyang Automotive for the latter’s onward production of the Group’s sedans. As further advised by the Company, all the power trains to be produced by Shenyang Brilliance Power would supply these power trains to Shenyang Automotive only given the expected production volume. As such, the Caps for Transaction (C7) have strong link to that of Transaction (B3) and show similar trend. Given that Shenyang Brilliance Power plans to carry out trial production of these power trains in 2006 and the Company expects the initial demand and the market acceptance of such sedans would be low as they are new to the market, the sales volume of the power trains to Shenyang Automotive is expected to be low in 2006. The Company expects that the sales volume of the mid-priced sedans is expected to increase during the two years ending 31 December 2008 as market acceptance increases. Accordingly, Shenyang Brilliance Power will increase production volumes of power trains to cope with such sales volume and thus, increase their sales of power trains to Shenyang Automotive for the production of the sedans.
     On the above basis, we are of the view that the bases on which the annual Caps for Transaction (C7) were determined are fair and reasonable and in the interest of the Shareholders and the Company as a whole.
     As a summary, given that the relevant terms of individual agreement will be determined upon execution with reference to the then prevailing market conditions and the above pricing principles, we consider that the Continuing Connected Transactions are to be carried out on normal commercial terms and in the ordinary course of business and the bases on which the annual Caps were determined are fair and reasonable and in the interest of the Shareholders and the Company as a whole.
3. The conditions
     As the respective Caps of the Continuing Connected Transactions will exceed HK$10 million and the relevant applicable ratios under Rule 14.07 of the Listing Rules exceed 2.5%, the Continuing Connected Transactions are subject to reporting, announcement, and the independent Shareholders’ approval requirements under the Listing Rules.
     The Company will therefore seek the approval by the independent Shareholders of the relevant framework agreements governing the Continuing Connected Transactions including the Caps for the three financial year ending 31 December 2008 subject to the following conditions:
1.	The Continuing Connected Transactions will be:
(i)	entered into by the Company in the ordinary and usual course of its business;

(ii)	conducted on normal commercial terms or, if there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available from independent third parties; and

(iii)	entered into in accordance with the terms of the relevant framework agreements governing such Continuing Connected Transactions that are fair and reasonable and in the interests of the Shareholders of the Company as a whole;
2.	The transacted amount of the transactions under the relevant framework agreements for the three year ending 31 December 2008 shall not exceed the Caps as stated above;

3.	The Company will comply with all other relevant requirements under the Listing Rules.
     Taking into account of the conditions attached to the Continuing Connected Transactions, in particular (i) the restriction by way of setting the Caps; and (ii) the compliance with all other relevant requirements under the Listing Rules (which include the annual review and/or confirmation by the independent non-executive Directors and auditors of the Company on the actual execution of the Continuing Connected Transactions), we consider that the Company has taken appropriate measures to govern the Group in carrying out the Continuing Connected Transactions, thereby safeguarding the interests of the Shareholders thereunder.
Recommendation
     Having considered the above principal factors, we are of the opinion that the terms of the Continuing Connected Transactions and the Caps are in the interest of the Company and the Shareholders as a whole and are fair and reasonable. Accordingly, we recommend the Independent Board Committee to advise the Shareholders to vote in favour of the Ordinary Resolutions to be proposed at the Special General Meeting for approving the Continuing Connected Transactions and the Caps.
THE FINANCIAL ASSISTANCE
Principal factors and reasons considered
     In arriving at our opinion regarding the terms of the Financial Assistance, we have considered the following principal factors and reasons:
1.	Background of and reasons for the Financial Assistance
     On 16 December 2005, Shenyang Automotive and Xing Yuan Dong and Xing Yuan Dong and JinBei entered into respective agreement for the provision of cross guarantees. The banking facilities, that will be granted to each of Shenyang Automotive, Xing Yuan Dong and JinBei, will be for a term of one year commencing from 1 January 2006 to 31 December 2006. No fee is payable or charged and no securities will be taken or provided in relation to the provision of the cross guarantee.
     Pursuant to such agreements, Shenyang Automotive and Xing Yuan Dong will provide cross guarantee to each other’s banking facilities in the amount of RMB350 million and Xing Yuan Dong and JinBei will provide cross guarantee to each other’s banking facilities in the amount of RMB385 million.
     As set out in the Letter from the Board, with the tightening of the lending regulations of the banks in the PRC, it is becoming a common practice for banks in the PRC to request for either guarantee or securities to secure banking facilities granted to borrowers.
     Shenyang Automotive is the subsidiary within the Group principally engaged in the manufacturing and distribution of automobiles and automotive components. Shenyang Automotive’s banking facilities will be utilized to finance the expanded production capacity of Shenyang Automotive in anticipation of the scheduled launch of new models of minibuses and sedans and the business strategy of increasing the market share of the Group in the domestic sedan market in the PRC.
     Xing Yuan Dong is one of the subsidiaries of Group engaged in the manufacturing of automotive components. Xing Yuan Dong’s banking facilities secured by the guarantees provided by JinBei and Shenyang Automotive will be utilized by Xing Yuan Dong to improve its production facilities in order to support the scheduled launch of new models of minibuses and sedans of the Group.
     On the other hand, JinBei’s banking facilities will be utilized by JinBei as working capital to improve the quality of the automotive components currently produced by the JinBei Group and the expansion of its product range and production facilities. Since the JinBei Group is one of the suppliers of the Group, the Directors believe that the Group will be able to benefit from the improved quality of the automotive components manufactured by the JinBei Group and with the anticipated launch of the new models of minibuses and sedans of the Group, the Group will also be able to benefit from the improvement in production facilities and increase in product range of the JinBei Group.

     We were advised by the Company that the Company, JinBei and Shenyang Automotive has each considered to use corporate guarantee and/or obtain guarantee from independent third party credit guarantee company and/or pledge of assets instead of using cross guarantees. However, the Company advised that banks in the PRC do not accept the usage of corporate guarantee of individual company for the banking facilities of its own or its subsidiaries any more. In addition, it is difficult for a company in the PRC to obtain independent third party guarantee for such a sizable loan amount. Furthermore, according to the Company, it may be difficult for a company to pledge only a certain part of its fixed assets to match the size of a specific loan or otherwise pledging the entire asset (which may result in over-collateralisation) may not be in the best interest of the Company as a whole.
     Based on the above, we consider that it is justifiable for the Group to enter into the framework agreement in relation to the Financial Assistance, the Financial Assistance is fair and reasonable and in the interest of the Company and the Shareholders as a whole.
2.	Terms of the Financial Assistance
     Pursuant to such agreements, Shenyang Automotive and Xing Yuan Dong will provide cross guarantee to each other’s banking facilities in the amount of RMB350 million and Xing Yuan Dong and JinBei will provide cross guarantee to each other’s banking facilities in the amount of RMB385 million. The banking facilities, that will be granted to each of Shenyang Automotive, Xing Yuan Dong and JinBei, will be for a term of one year commencing from 1 January 2006 to 31 December 2006. No fee is payable or charged and no securities will be taken or provided in relation to the provision of the cross guarantee.
     According to the third quarterly report of JinBei, JinBei had total assets and cash amounted to approximately RMB4,435 million and RMB687 million respectively as at 30 September 2005 whilst, as advised by the Company, Shenyang Automotive had total assets and cash amounted to approximately RMB10,036 million and RMB3,373 million respectively as at 30 June 2005. Moreover, we note that JinBei is an A-share company listed on the Shanghai Stock Exchange with a market capitalisation of approximately RMB1,759 million as at the Latest Practicable Date. Based on the aforesaid financial position of JinBei, we understand from the Directors that they are confident that JinBei will be able to fulfill its repayment obligations should they became due. On the other hand, Shenyang Automotive is a 51% owned subsidiary of the Company and therefore the Group has control over its management and operation. Besides, Shenyang Automotive has been contributing profits to the Group and is expected to be financially sound in the near future. Thus, the Directors are confident that Shenyang Automotive will be able to fulfill its repayment obligations should they became due.
     Meanwhile, each of JinBei and Shenyang Automotive will provide guarantee to Xing Yuan Dong in support of the banking facilities of Xing Yuan Dong in the equivalent amounts of RMB385 million and RMB350 million respectively without any charge or securities.
     Based on the above, we consider that the terms of the Financial Assistance are fair and reasonable and are in the interest of the Company and the Shareholders as a whole.
3.	Financial effects of the Financial Assistance on the Group
     We note that the Group is expected to be exposed to a contingent liability of RMB385 million as a result of the Financial Assistance. The size of such contingent liability represents approximately 5.1% of the unaudited consolidated net assets of the Group as at 30 June 2005. Unless there were default on the banking facilities drawn by Shenyang Automotive and JinBei, there will not be any immediate financial effect on the Group. In view of the background and financial position of each of Shenyang Automotive and JinBei as detailed in the sub-paragraph headed “Terms of the Financial Assistance” above, the Directors are confident that Shenyang Automotive and JinBei will be able to fulfill their repayment obligations should they became due.
     Based on the above, we concur with the said view of the Directors and consider that the Financial Assistance is fair and reasonable and in the interest of the Company and the Shareholders as a whole.

Recommendation
     Having considered the above principal factors, we are of the opinion that the terms of the Financial Assistance are in the interest of the Company and the Shareholders as a whole and are fair and reasonable. Accordingly, we recommend the Independent Board Committee to advise the Shareholders to vote in favour of the Ordinary Resolutions to be proposed at the Special General Meeting for approving the Financial Assistance.

Yours faithfully,
For and on behalf of
Partners Capital International Limited

Alan Fung	Harry Yu
Managing Director	Executive Director

1. RESPONSIBILITY STATEMENT
     This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained in this circular misleading.
2. DISCLOSURE OF INTERESTS OF DIRECTORS IN EQUITY OR DEBT SECURITIES
     As at the Latest Practicable Date, the interest and short positions of each Director, chief executive and their respective associates in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO); or are required, pursuant to Section 352 of the SFO to be entered into the register referred to therein; or are required pursuant to the Model Code of Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, are set out below:

Number of Shares
				Approximate	to be acquired
				percentage of	under
	Type of			shareholding	a call option
Name of Director	Interests	Number of Shares held		%	agreement
		Long position	Short position

Wu Xiao An (also known as Ng Siu On)	Personal	Nil	Nil	Nil	92,911,266 (Note)

Note:	Pursuant to a call option agreement dated 18 December 2002, Huachen has granted to Mr. Wu Xiao An (also known as Mr. Ng Siu On) a call option to acquire up to 92,911,266 Shares, representing approximately 2.533% of the existing issued share capital of the Company, at HK$0.95 per Share, exercisable in whole or in part at any time during a period of three years commencing from the date falling 6 months after 6 February 2003.
     Interest in outstanding options

Number of options
held as at the
			Subscription price	Latest Practicable
Name of Director	Date of grant	Exercise period	per Share	Date

Wu Xiao An (also		10 years from
known as Ng Siu On)	2 June 2001	2 June 2001	HK$1.896	2,800,000
     Save as disclosed, as at the Latest Practicable Date, none of the Directors, chief executives and their respective associates has any interest or short positions in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO); or are required, pursuant to Section 352 of the SFO to be entered into the register referred to therein; or are required, pursuant to the Model Code of Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

3. SUBSTANTIAL SHAREHOLDERS
     As at the Latest Practicable Date, so far as known to the Directors and chief executives of the Company, the following persons, other than a Director or chief executive of the Company has an interest or a short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

	Number of shares held/Approximate shareholding percentage
			Short	Lending
Name of shareholders	Long position	%	position	pool	%

Huachen	1,446,121,500	39.42	Nil	Nil	Nil

Templeton Asset Management Ltd.	215,388,000	5.87	Nil	Nil	Nil

Brandes Investment Partners, L.P.	306,052,000	8.34	Nil	Nil	Nil
     Save as disclosed herein, there was no other person so far as is known to the Directors and chief executives of the Company, other than a Director or chief executive of the Company has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.
4. DIRECTORS’ SERVICE CONTRACTS
     As at the Latest Practicable Date, none of the Directors has any existing or proposed contract of service with any member of the Group which is not expiring or terminable within one year without payment of compensation (other than statutory compensation).
5. MATERIAL ADVERSE CHANGE
     Save as disclosed herein, there has been no material adverse change in the financial or trading position of the Group since 31 December 2004, being the date to which the Group’s latest published audited accounts were made up.

6. EXPERT’S CONSENT AND QUALIFICATION
     The following is the qualification of the professional adviser who has given opinion or advice which is contained in this circular:

Name	Qualification
Partners Capital International Limited	A corporation licensed to carry out regulated activities type 1 (dealing in securities) and type 6 (advising on corporate finance) under the SFO
     The Independent Financial Adviser has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and all reference to its name in the form and context in which they appear.
     As at the Latest Practicable Date, the Independent Financial Adviser was not beneficially interested in the share capital of any member of the Group nor did it has any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group nor did it have any interest, either direct or indirect, in any assets which have been, since the date to which the latest published audited accounts of the Company were made up, acquired, disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.
7. LITIGATION
     As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and so far as the Directors are aware, no litigation or claim of material importance are pending or threatened by or against the Company or any of its subsidiaries.
8. COMPETING INTERESTS
     None of the Directors and his associates is interested directly or indirectly in a business, apart from his interest in the Company, which competes or is likely to compete with the business of the Group.
9. MISCELLANEOUS
(a)	There is no contract or arrangement entered into by any member of the Group subsisting at the date hereof in which any Director is materially interested and which is significant in relation to the business of the Group.

(b)	None of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of by or leased to, or which are proposed to be acquired, disposed of by or leased to, the Company or any of its subsidiaries since 31 December 2004, the date to which the latest published audited accounts of the Group were made up.

(c)	The secretary of the Company is Ms. Lam Yee Wah Eva, an associate of The Hong Kong Institute of Company Secretaries and an associate of The Institute of Chartered Secretaries and Administrators.

(d)	The qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Madam Zhang Ruiping (“Madam Zhang”). Madam Zhang (i) is a qualified PRC accountant and also a PRC certified public accountant registered as an individual member with the Shanghai Institute of Certified Public Accountants; (ii) has passed the examination for a certified public accountant in order to qualify for membership of the Shanghai Institute of Certified Public Accountants; and (iii) has confirmed that she has the requisite qualification for a certified public accountant as required under Article 38 of the Accounting Law of the PRC. Accordingly, Madam Zhang is able to meet all the requirements as set out in Rule 3.24 of the Listing Rules (other than the fact that she is not a fellow or an associate member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”) or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of the HKICPA). The Company was granted a 3-year conditions waiver commencing from 15 April 2005 from strict compliance with the requirements of Rule 3.24 of the Listing Rules. During the period covered by the waiver, Madam Zhang will have continual access to the assistance of Mr. Eugene Liu and Ms. Catherine Law, a partner and a manager of RSM Nelson Wheeler, both of whom are members of the HKICPA.

(e)	The registered office of the Company is situated at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda and the principal place of business is at Suites 1602–05, Chater House, 8 Connaught Road Central, Hong Kong.

(f)	The principal transfer agent and registrar is Reid Management Limited at Argyle House, 41A Cedar Avenue, Hamilton HM12, Bermuda. The Hong Kong branch share registrar and transfer office is Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(g)	The English text of this circular and the accompanying form of proxy shall prevail over their respective Chinese text.
10. DOCUMENTS AVAILABLE FOR INSPECTION
     Copies of the following documents will be available for inspection during normal business hours (Saturdays and public holidays excepted) at Suites 1602–05, Chater House, 8 Connaught Road Central, Hong Kong from the date of this circular up to and including 8 February 2006 and at the Special General Meeting:
(a)	the letter from Partners Capital International Limited, the text of which is set out on pages 27 to 46 of this circular;

(b)	the written consent from Partners Capital International Limited referred to in paragraph 6 of this appendix;

(c)	the letter of recommendation from the Independent Board Committee to the Shareholders, the text of which is set out on page 26 of this circular; and

(d)	copies of the framework agreements dated 16 December 2005 in relation to the Continuing Connected Transactions and the agreements dated 16 December 2005 between Shenyang Automotive and Xing Yuan Dong, and Xing Yuan Dong and JinBei for the provision of cross guarantees.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
     NOTICE IS HEREBY GIVEN that a special general meeting of Brilliance China Automotive Holdings Limited (“Company”) will be held at Salon II, Level B3, The Ritz Carlton Hong Kong, No. 3 Connaught Road Central, Hong Kong on Friday, 10 February 2006 at 9:00 a.m., for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions of the Company:
ORDINARY RESOLUTIONS
1.	“THAT
(a)	the entering into of the framework agreements dated 16 December 2005 (the “Framework Agreements”) (copies of which are marked “A” and produced to the meeting and signed by the Chairman for identification purpose) in respect of the continuing connected transactions (the “Continuing Connected Transactions”) to be entered into between the Company and its subsidiaries and connected persons of the Company (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) as set out in the paragraph headed “The Continuing Connected Transactions — Continuing Connected Transactions” in the Letter from the Board contained in a circular issued by the Company dated 23 January 2006 (the “Circular”) (a copy of which is marked “B” and produced to the meeting and signed by the Chairman for identification purpose) be and are hereby confirmed and approved and the entering into of the Continuing Connected Transactions pursuant to the Framework Agreements be and are hereby approved;

(b)	subject to the passing of resolution numbered 1(a) as set out in this notice of meeting, the maximum monetary value of the Continuing Connected Transactions for each of the three financial years ending 31 December 2008 as set out in the paragraph headed “The caps — Proposed annual caps” in the Letter from the Board contained in the Circular be and are hereby approved; and

(c)	subject to the passing of resolutions numbered 1(a) and (b) as set out in this notice of meeting, the directors of the Company be and are hereby authorised to take such actions and to enter into such documents as are necessary to give effect to the Continuing Connected Transactions”.
2.	“THAT
(a)	the entering into of the guarantee agreement dated 16 December 2005 between Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”), a wholly owned subsidiary of the Company and Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), a 51% owned subsidiary of the Company, in relation to the provision of cross guarantee by each of Xing Yuan Dong and Shenyang Automotive for the banking facilities of the other party up to the amount of RMB350 million for a period of one year commencing from 1 January 2006 to 31 December 2006 be and is hereby confirmed and approved and that the directors of the Company be and are hereby authorised to take such actions as are necessary to give effect to the cross guarantee; and

(b)	the entering into of the guarantee agreement dated 16 December 2005 between Xing Yuan Dong and Shenyang JinBei Automotive Company Limited (“JinBei”) in relation to the provision of cross guarantee by each of Xing Yuan Dong and JinBei for the banking facilities of the other party up to the amount of RMB385 million for a period of one year commencing from 1 January 2006 to 31 December 2006 be and is hereby confirmed and approved and that the directors of the Company be and are hereby authorised to take such actions as are necessary to give effect to the cross guarantee.”

3.	“THAT Mr. Qi Yumin be re-elected as a director of the Company and the board of directors of the Company be and is hereby authorised to fix the remuneration of Mr. Qi Yumin.”

By order of the Board
Brilliance China Automotive Holdings Limited
Lam Yee Wah Eva
Company Secretary

Hong Kong, 23 January 2006

Registered office:
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda

Head office and principal place of business:	:
Suites 1602–05
Chater House
8 Connaught Road Central
Hong Kong

Notes:
1.	A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy need not be a shareholder of the Company.
2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.
3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712—16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
4.	Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if shareholders so wish.
5.	Pursuant to bye-law 70 of the Bye-Laws of the Company, a poll may be declared in relation to any resolution put to the vote of the meeting before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:
(a)	by the chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.
6.	The ordinary resolutions numbered 1 and 2 as set out in this notice of special general meeting will be put to shareholders to vote on poll. The ordinary resolution numbered 3 as set out in this notice of special general meeting will be put to shareholders to vote by a show of hands.
7.	Each of the resolutions set out in resolutions numbered 1(a), (b) and (c) and 2(a) and (b) of this notice of special general meeting will be put to shareholders to vote by way of separate resolutions.